[REALNETWORKS, INC. LETTERHEAD]
January 14, 2009
Via EDGAR
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mark Kronforst, Accounting Branch Chief
David Edgar, Staff Accountant

Re:	RealNetworks, Inc.
Form 10-K for the Year Ended December 31, 2007
Filed February 29, 2008
File No. 000-23137
Dear Mr. Kronforst:
Following up on a voicemail exchange between our outside counsel and Mr. Edgar, we hereby inform you that we expect to file our response to the Staff’s December 31, 2008 comment letter relating to the above-referenced Form 10-K on or before January 26, 2009. RealNetworks, Inc. (the “Company”) is in the process of closing the books and working on the audit for the fiscal year ended December 31, 2008, and this process involves many of the same Company employees who would be most involved in responding to the Staff’s comment letter.
If you have any questions or concerns, please feel free to contact me at (206) 674-2529, or Patrick Schultheis of Wilson Sonsini Goodrich & Rosati at (206) 883-2501. Thank you for your consideration of this matter.

Respectfully submitted, RealNetworks, Inc.
/s/ Michael Eggers
Michael Eggers
Senior Vice President and Chief Financial Officer

cc:	Robert Glaser Robert Kimball RealNetworks, Inc.

Patrick J. Schultheis, Esq. Wilson Sonsini Goodrich & Rosati, Professional Corporation

Mark Gibson KPMG LLP